[CORRESPONDENCE]

United States Cellular Corporation
8410 W. Bryn Mawr Avenue
Chicago, Illinois 60631
(773) 399-8900

February 24, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             United States Cellular Corporation

Registration Statement on Form S-3

Dear Sir or Madam:

On behalf of United States Cellular Corporation, a Delaware corporation (the “Registrant”), a subsidiary of Telephone and Data Systems, Inc., transmitted on the date hereof through the EDGAR electronic filing system is the Registrant’s Registration Statement on Form S-3.

The $500,000,000 “Proposed maximum aggregate offering price per share” included in the Calculation of Registration Fee table includes $300,000,000 of new debt securities being registered hereby, and $200,000,000 of previously registered debt securities that remain unsold from Form S-3 Registration Statement No. 333-202271.  Registration Statement No. 333-202271, which became effective May 8, 2015, previously registered $500,000,000 of debt securities and included a total filing fee of $58,100.  On November 23, 2015, the Registrant sold $300,000,000 of debt securities under Registration Statement No. 333-202271, leaving $200,000,000 of unsold debt securities.  Pursuant to Rule 415(a)(6), the Registrant is including on this Registration Statement such $200,000,000 of unsold securities covered by Registration Statement No. 333-202271.  Pursuant to Rule 415(a)(6), the filing fee previously paid in connection with such unsold securities will continue to be applied to such $200,000,000 of unsold securities hereunder and no filing fee is required to be paid with respect to such securities on this Registration Statement.  As a result, the amount of the registration fee in the Calculation of Registration Fee table relates only to the additional $300,000,000 of new debt securities being registered hereunder.  Such registration fee has been calculated in accordance with Regulation 457(o), based on the current statutory fee of $100.70 per million.  Accordingly, a filing fee of $30,210 is being paid herewith with respect to the $300,000,000 of new securities registered on this Registration Statement.  To the extent that, after the filing date hereof and prior to the effectiveness of this Registration Statement, the Registrant sells any unsold debt securities pursuant to Registration Statement No. 333-202271, the Registrant will file a pre-effective amendment to this Registration Statement to reduce the amount of unsold debt securities from the Registration Statement No. 333-202271 that are included in this Registration Statement by the amount so sold.  Pursuant to Rule 415(a)(6), the offering of any unsold debt securities under Registration Statement No. 333-202271 will be deemed terminated as of the date of effectiveness of this Registration Statement.

Subject to any comments from the Staff, the Registrant intends to request effectiveness of this Registration Statement after the information set forth in Part III of the Registrant’s Annual Report on Form 10-K has been filed or incorporated by reference, which is expected to occur in the latter part of March or early April 2016.

If you wish to discuss the Registration Statement at any time, or if there is anything we can do to facilitate the Staff’s processing of this filing, please call Alfred N. Sacha of Sidley Austin LLP at (312) 853-2939.  Thank you.

Very truly yours,

UNITED STATES CELLULAR CORPORATION

By:	/s/ Douglas D. Shuma
Douglas D. Shuma
Chief Accounting Officer